FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	July	……………………………………………… ,	2022

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	July 26, 2022	By....../s/.......... Sachiho Tanino.............
(Signature)*

Sachiho Tanino General Manager Consolidated Accounting Div. Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1.	RESULTS FOR THE SECOND QUARTER AND THE FIRST HALF ENDED JUNE 30, 2022

CONSOLIDATED RESULTS FOR THE SECOND QUARTER AND

THE FIRST HALF ENDED JUNE 30, 2022

July 26, 2022

CONSOLIDATED RESULTS FOR THE SECOND QUARTER

		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual
	Three months ended June 30, 2022	Three months ended June 30, 2021	Change(%)		Three months ended June 30, 2022
Net sales	¥998,799	¥881,933	+	13.3	$7,290,504
Operating profit	98,475	77,269	+	27.4	718,796
Income before income taxes	85,196	85,773	-	0.7	621,869
Net income attributable to Canon Inc.	¥59,025	¥61,149	-	3.5	$430,839

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥56.85	¥58.48	-	2.8	$0.41
- Diluted	56.83	58.46	-	2.8	0.41

CONSOLIDATED RESULTS FOR THE FIRST HALF
		(Millions of yen, thousands of U.S. dollars, except per share amounts)

	Actual					Projection
	Six months ended June 30, 2022	Six months ended June 30, 2021	Change(%)		Six months ended June 30, 2022	Year ending December 31, 2022	Change(%)
Net sales	¥1,878,149	¥1,724,584	+	8.9	$13,709,117	¥4,080,000	+	16.1
Operating profit	174,615	147,833	+	18.1	1,274,562	376,000	+	33.4
Income before income taxes	152,893	151,821	+	0.7	1,116,007	378,000	+	24.9
Net income attributable to Canon Inc.	¥105,000	¥105,603	-	0.6	$766,423	¥262,000	+	22.0

Net income attributable to Canon Inc. shareholders per share:
- Basic	¥100.82	¥100.99	-	0.2	$0.74	¥252.86	+	23.1
- Diluted	100.79	100.97	-	0.2	0.74	252.77	+	23.1

	Actual
	As of June 30, 2022	As of December 31, 2021	Change(%)		As of June 30, 2022
Total assets	¥5,154,144	¥4,750,888	+	8.5	$37,621,489

Canon Inc. shareholders’ equity	¥3,133,326	¥2,873,773	+	9.0	$22,870,993

Notes:	1. Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

2. U.S. dollar amounts are translated from yen at the rate of JPY137=U.S.$1, the approximate exchange rate on the Tokyo Foreign Exchange Market as of June 30, 2022, solely for the convenience of the reader.

Canon Inc.	30-2, Shimomaruko 3-chome, Ohta-ku,
Headquarter office	Tokyo 146-8501, Japan
Phone: +81-3-3758-2111

I. Operating Results and Financial Conditions

2022 Second Quarter in Review

Looking back at the second quarter of 2022, personal consumption maintained a recovery trend, due to easing of restrictions on economic activities. On the other hand, in addition to the global shortage of semiconductors, logistical constraints continued, due to the prolonged Ukraine crisis and lockdowns in China, and inflation accelerated. In the United States, economic recovery continued due to a robust increase in personal consumption and improved employment levels in spite of inflationary pressure. In Europe, although the level of economic activities began to recover to the pre-COVID levels, economic recovery remained moderate due to inflation and supply constraints resulting from the prolonged Ukraine crisis. In China, personal consumption declined due to the restrictions under its Zero-COVID strategy. In other emerging countries, the economy gradually recovered as a result of eased restrictions. In Japan, although the economy recovered mainly in terms of personal consumption as a result of the easing of restrictions, economic recovery was moderate due to inflationary pressure caused by depreciation of yen.

In the markets in which Canon operates, despite the ongoing shortage of semiconductor chips and supply chain disruptions, demand remained firm. Demand for office multifunction devices (MFDs) and laser printers continued to recover. For inkjet printers, demand in home use remained solid. For cameras, demand remained solid, mainly in mirrorless cameras and lenses. For medical equipment, demand is approaching to pre-COVID levels in Japan. However, demand mainly for diagnostic imaging unit products recovered in the United States and Europe. High demand for semiconductor lithography equipment in a wide range of products, such as memory and logic, continued amid favorable market conditions. For FPD (Flat Panel Display) lithography equipment, capital investments from panel manufacturers remained solid.

The average value of the yen during the second quarter and the first half of the year was ¥129.68 and ¥123.38 against the U.S. dollar, respectively, a year-on-year depreciation of approximately ¥20 and a year-on-year depreciation of approximately ¥16, and ¥138.11 and ¥134.39 against the euro, respectively, a year-on-year depreciation of approximately ¥6 and a year-on-year depreciation of approximately ¥4.

As for the second quarter, despite the ongoing shortage of semiconductor chips and supply chain disruptions due to lockdowns in China, Canon prioritized product supply by maximizing production, which was achieved by switching to alternative parts and developing business with new component suppliers. Net sales for the second quarter increased by 13.3% year-on-year to ¥998.8 billion due to the price adjustment of products and depreciation of the yen. Net sales for the first half of the year increased by 8.9% year-on-year to ¥1,878.1 billion. Gross profit as a percentage of net sales decreased by 0.9 points to 46.5% due to the increase in the ratio of hardware caused by stabilization of production supply including printers, in addition to the increased costs of parts and logistics. However, second-quarter gross profit increased by 11.1% year-on-year to ¥464.0 billion due to the depreciation of the yen mainly. Operating expenses increased by 7.4% year-on-year to ¥365.5 billion as a result of an increase in operating expenses denominated in foreign currencies due to the depreciation of the yen, despite focused expenses to important activities even as sales activities increased. As a result, operating profit increased by 27.4% year-on-year to ¥98.5 billion. Other income (deductions) decreased by ¥21.8 billion year-on-year to a loss of ¥13.3 billion, mainly due to valuation losses on securities and currency exchange losses from liabilities, incurred by intercompany loans, denominated in foreign currencies caused by the intense depreciation of yen in June. As a result, income before income taxes decreased by 0.7% year-on-year to ¥85.2 billion and net income attributable to Canon Inc. decreased by 3.5% year-on-year to ¥59.0 billion. Operating profit for the first half of the year increased by 18.1% to ¥174.6 billion, while income before income taxes increased by 0.7% to ¥152.9 billion and first-half net income attributable to Canon Inc. decreased by 0.6% to ¥105.0 billion.

Basic net income attributable to Canon Inc. shareholders per share was ¥56.85 for the second quarter, a year-on-year decrease of ¥1.63, and ¥100.82 for the first half, a year-on-year decrease of ¥0.17.

Results by Segment

Looking at Canon’s second quarter performance by business unit, in the Printing Business Unit, demand for office MFDs recovered. However, unit sales decreased compared with the previous year due to the shortage of semiconductor chips. Revenue of services and consumables were at the same level compared with the previous year. As for laser printers, unit sales increased significantly compared with the previous year due to stagnant production activities in the previous year in addition to a recovery in demand for office use. For inkjet printers, unit sales of both Cartridge Printers and Refillable Ink Tank Printers far exceeded those of the same period of the previous year due to solid global demand. For equipment in the production printing market, unit sales increased compared with the previous year due to strong sales of the varioPRINT iX series of high-speed sheet-fed color inkjet presses. These factors resulted in total sales for the business unit of ¥567.5 billion, a year-on-year increase of 15.9%, while income before income taxes increased by 6.9% year-on-year to ¥70.5 billion, due to price adjustment of products despite the increased costs of parts and logistics. As a result, income before income taxes as a percentage of net sales remained high at 12.4%. Sales for the combined first six months of the year totaled ¥1,072.3 billion, a year-on-year increase of 11.8%, while income before income taxes totaled ¥125.6 billion, a year-on-year increase of 4.1%.

As for the Imaging Business Unit, unit sales of interchangeable-lens digital cameras were below those of the same period of the previous year due to the shortage of products supply. However, unit sales of mirrorless cameras were above those of the same period of the previous year due to strong demand for the full-frame mirrorless cameras including the EOS R5 and EOS R6 and the favorable reviews of the new EOS R7. Unit sales increased significantly owing to strong sales of RF-series interchangeable lenses, which expanded the product lineup. As for network cameras, sales increased significantly mainly as a result of strengthening sales in response to diversifying market needs in addition to the recovery of products supply. As for professional video production equipment, sales of Cinema EOS-series including the new EOS R5 C, professional video cameras and broadcast lenses, were strong. These factors resulted in total sales for the business unit of ¥200.9 billion, a year-on-year increase of 18.3%, while income before income taxes increased by 57.5% year-on-year to ¥32.9 billion mainly as a result of improved profitability due to an enhanced product mix. Sales for the combined first six months of the year totaled ¥358.1 billion, a year-on-year increase of 12.4%, while income before income taxes totaled ¥46.6 billion, a year-on-year increase of 19.7%.

As for the Medical Business Unit, in spite of a delay for installation due to lockdowns in China, demand for diagnostic imaging unit products is recovering mainly in the United States and Europe, and the sales increased for the eighth consecutive quarter in the United States, where Canon is strengthening sales. These factors resulted in total sales for the business unit of ¥118.2 billion, a year-on-year increase of 5.8%, while income before income taxes increased by 124.7% year-on-year to ¥8.6 billion as a result of increased service revenue of computed tomography (CT) systems that sold well last year. Sales for the combined first six months of the year totaled ¥236.4 billion, a year-on-year increase of 0.1%, while income before income taxes totaled ¥15.0 billion, a year-on-year decrease of 3.4%.

As for the Industrial and Others Business Unit, regarding semiconductor lithography equipment, unit sales increased compared with the previous year as a result of maximizing production capacity amid strong sales for a wide range of products such as memory and logic. For FPD lithography equipment, unit sales decreased compared with the previous year, when the business unit caught up with delayed equipment installation, although capital investments by panel manufacturers remained solid. For OLED display manufacturing equipment, sales decreased compared with the previous year as panel manufacturers were in the midst of considering investment plans in response to diversifying OLED panel applications. These factors resulted in total sales for the business unit of ¥143.7 billion, a year-on-year increase of 4.1%, while income before income taxes totaled ¥17.1 billion, a year-on-year increase of 9.8% due to cost reduction as a result of mass production of semiconductor lithography equipment and an enhanced product mix. Sales for the combined first six months of the year totaled ¥269.5 billion, a year-on-year increase of 2.6%, while income before income taxes totaled ¥28.6 billion, a year-on-year increase of 15.4%.

Cash Flow

In the first half of the year, cash flow from operating activities decreased by ¥144.0 billion year-on-year to ¥128.6 billion as a result of higher inventory levels of key components and main products, in response to the shortage of semiconductor chips and logistical constraints, and increased payment of income taxes due to increased taxable income. Cash flow used for investing activities increased by ¥3.0 billion year-on-year to ¥83.4 billion, mainly due to continued capital investment to improve efficiency and productivity and an increase in purchases of securities, despite the increased sales of fixed assets resulting from optimizing a branch office capacity of an overseas sales subsidiary. Accordingly, free cash flow decreased by ¥147.0 billion compared with the previous year to ¥45.2 billion.

Cash flow from financing activities, despite an increase in short-term loans, recorded an outlay of ¥22.5 billion mainly due to repurchases of treasury stock and a dividend payout, which increased ¥15.7 billion year-on-year.

Owing to these factors, as well as the impact from foreign currency exchange adjustments, cash and cash equivalents increased by ¥52.9 billion to ¥454.3 billion from the end of the previous year.

Outlook

The outlook for the global economy from the third quarter onwards is expected to maintain a recovery trend. However, it remains uncertain, with risks such as delays in the supply of semiconductor chips, the constraints in international freight transport due to high demand, the prolonged Ukraine crisis and further acceleration of inflation.

In the markets in which Canon operates, demand for office MFDs and laser printers are expected to remain solid. However, there is a concern that the demand for services and consumables will be affected by the slow recovery in office work. Demand for inkjet printers is expected to remain solid due to increasingly widespread remote work and education in response to the impact of the COVID-19 pandemic. As for mirrorless cameras, demand is expected to remain solid due to the need for high-quality visual expression. For network cameras, the market is expected to maintain stable growth due to the growing demand for video analysis. In addition, the market for professional video production equipment is expected to grow, supported by increasing demand for video content due to the spread of online video streaming. As for the medical equipment market, demand is expected to remain solid due to a recovery in demand mainly for diagnostic imaging unit products. For semiconductor lithography equipment, demand from a wide range of fields such as memory and logic is expected to continue. For FPD lithography equipment, capital investment by panel manufacturers is expected to continue due to solid demand for the panels used in devices including laptops and tablets.

With regard to currency exchange rates on which Canon bases its performance outlook, Canon anticipates exchange rates of ¥133 to the U.S. dollar and ¥138 to the euro, representing depreciation of approximately ¥18 against the U.S. dollar and depreciation of approximately ¥6 against the euro as the previous year. For the U.S. dollar and the euro, Canon expects the yen to depreciate by ¥9 and depreciate by ¥6 from its previous forecast, respectively.

Upon taking into consideration of the current economic forecast, the aforementioned currency exchange rates and continued efforts to maximize production in response to strong demand for products and supply competitive products in the market, Canon revised the forecast upward to full-year consolidated net sales of ¥4,080.0 billion, a year-on-year increase of 16.1%; operating profit of ¥376.0 billion, a year-on-year increase of 33.4%; income before income taxes of ¥378.0 billion, a year-on-year increase of 24.9%; and net income attributable to Canon Inc. of ¥262.0 billion, a year-on-year increase of 22.0%.

With regards to dividend forecast for the fiscal year 2022, Canon planned to distribute a yearly dividend of ¥100.00 per share, consisting of ¥50.00 for both the interim and year-end dividend in previous forecast, however, taking into consideration the earnings forecast mentioned above, Canon plans to distribute a yearly dividend of ¥120.00 per share, consisting of ¥60.00 for both the interim and year-end dividend. For more details, please refer to “Notice Regarding Retained Earnings Dividend (Interim Dividend) and Revision to Projected Dividend for the Fiscal Year (the 122nd Business Term)” released separately on July 26, 2022.

Consolidated Outlook

Fiscal year	Millions of yen
	Year ending December 31, 2022		Change	Year ended December 31, 2021	Change (%)
	Previous Outlook (A)	Revised Outlook (B)	(B - A)	Results (C)	(B - C) / C
Net sales	3,980,000	4,080,000	100,000	3,513,357	+16.1%
Operating profit	360,000	376,000	16,000	281,918	+33.4%
Income before income taxes	370,000	378,000	8,000	302,706	+24.9%
Net income attributable to Canon Inc.	252,000	262,000	10,000	214,718	+22.0%

This document contains forward-looking statements with respect to future results, performance and achievements that are subject to risk and uncertainties and reflect management’s views and assumptions formed by available information. All statements other than statements of historical fact are statements that could be considered forward-looking statements. When used in this document, words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “project” or “should” and similar expressions, as they relate to Canon, are intended to identify forward-looking statements. Many factors could cause the actual results, performance or achievements of Canon to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptance of new products or services by Canon’s targeted customers, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this document. A detailed description of these and other risk factors is included in Canon’s annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. Canon does not intend or assume any obligation to update these forward-looking statements.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

II. Financial Statements

1. CONSOLIDATED BALANCE SHEETS

	Millions of yen
	As of June 30, 2022	As of December 31, 2021	Change
ASSETS
Current assets	2,173,762	1,878,345	295,417
Cash and cash equivalents	454,322	401,395	52,927
Short-term investments	8,539	3,377	5,162
Trade receivables	566,618	522,432	44,186
Inventories	798,136	650,568	147,568
Prepaid expenses and other current assets	361,619	314,489	47,130
Allowance for credit losses	(15,472)	(13,916)	(1,556)
Non-current assets	2,980,382	2,872,543	107,839
Noncurrent receivables	12,600	16,388	(3,788)
Investments	61,205	60,967	238
Property, plant and equipment, net	1,055,746	1,041,403	14,343
Operating lease right-of-use assets	108,881	95,791	13,090
Intangible assets, net	296,595	301,793	(5,198)
Goodwill	990,803	953,850	36,953
Other assets	457,573	404,720	52,853
Allowance for credit losses	(3,021)	(2,369)	(652)

Total assets	5,154,144	4,750,888	403,256

LIABILITIES AND EQUITY
Current liabilities	1,178,816	1,060,833	117,983
Short-term loans and current portion of long-term debt	134,634	44,891	89,743
Short-term loans related to financial services	43,300	42,300	1,000
Other short-term loans and current portion of long-term debt	91,334	2,591	88,743
Trade payables	366,032	338,604	27,428
Accrued income taxes	29,867	43,081	(13,214)
Accrued expenses	337,055	323,929	13,126
Current operating lease liabilities	32,643	30,945	1,698
Other current liabilities	278,585	279,383	(798)
Non-Current liabilities	611,577	591,626	19,951
Long-term debt, excluding current installments	180,346	179,750	596
Accrued pension and severance cost	243,745	248,467	(4,722)
Noncurrent operating lease liabilities	76,008	65,385	10,623
Other noncurrent liabilities	111,478	98,024	13,454

Total liabilities	1,790,393	1,652,459	137,934

Canon Inc. shareholders’ equity	3,133,326	2,873,773	259,553
Common stock	174,762	174,762	-
Additional paid-in capital	404,843	403,119	1,724
Retained earnings	3,652,092	3,606,052	46,040
Legal reserve	69,004	68,015	989
Other retained earnings	3,583,088	3,538,037	45,051
Accumulated other comprehensive income (loss)	109,984	(151,794)	261,778
Treasury stock, at cost	(1,208,355)	(1,158,366)	(49,989)
Noncontrolling interests	230,425	224,656	5,769

Total equity	3,363,751	3,098,429	265,322

Total liabilities and equity	5,154,144	4,750,888	403,256

	Millions of yen
	As of June 30, 2022	As of December 31, 2021
Notes:
1. Accumulated depreciation	2,986,808	2,862,801
2. Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	270,562	5,519
Net gains and losses on derivative instruments	(3,408)	(894)
Pension liability adjustments	(157,170)	(156,419)

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

2. CONSOLIDATED STATEMENTS OF INCOME AND

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Consolidated statements of income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021	Change(%)
Net sales	998,799	881,933	+	13.3
Cost of sales	534,761	464,310

Gross profit	464,038	417,623	+	11.1
Operating expenses:
Selling, general and administrative expenses	290,844	269,404
Research and development expenses	74,719	70,950

	365,563	340,354

Operating profit	98,475	77,269	+	27.4
Other income (deductions):
Interest and dividend income	1,017	613
Interest expense	(296)	(180)
Other, net	(14,000)	8,071

	(13,279)	8,504

Income before income taxes	85,196	85,773	-	0.7

Income taxes	22,231	21,251

Consolidated net income	62,965	64,522
Less: Net income attributable to noncontrolling interests	3,940	3,373

Net income attributable to Canon Inc.	59,025	61,149	-	3.5

Results for the first half	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021	Change(%)
Net sales	1,878,149	1,724,584	+	8.9
Cost of sales	1,019,719	922,602

Gross profit	858,430	801,982	+	7.0
Operating expenses:
Selling, general and administrative expenses	537,759	515,839
Research and development expenses	146,056	138,310

	683,815	654,149

Operating profit	174,615	147,833	+	18.1
Other income (deductions):
Interest and dividend income	1,625	1,037
Interest expense	(530)	(348)
Other, net	(22,817)	3,299

	(21,722)	3,988

Income before income taxes	152,893	151,821	+	0.7

Income taxes	40,135	38,733

Consolidated net income	112,758	113,088
Less: Net income attributable to noncontrolling interests	7,758	7,485

Net income attributable to Canon Inc.	105,000	105,603	-	0.6

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

Consolidated statements of comprehensive income

Results for the second quarter	Millions of yen
	Three months ended June 30, 2022	Three months ended June 30, 2021	Change(%)
Consolidated net income	62,965	64,522	-	2.4
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	153,903	12,799
Net gains and losses on derivative instruments	(1,302)	845
Pension liability adjustments	(461)	349

	152,140	13,993

Comprehensive income (loss)	215,105	78,515	+	174.0
Less: Comprehensive income (loss) attributable to noncontrolling interests	4,042	3,424

Comprehensive income (loss) attributable to Canon Inc.	211,063	75,091	+	181.1

Results for the first half	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021	Change(%)
Consolidated net income	112,758	113,088	-	0.3
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	266,031	88,017
Net gains and losses on derivative instruments	(2,484)	(645)
Pension liability adjustments	(735)	20,253

	262,812	107,625

Comprehensive income (loss)	375,570	220,713	+	70.2
Less: Comprehensive income (loss) attributable to noncontrolling interests	8,792	8,418

Comprehensive income (loss) attributable to Canon Inc.	366,778	212,295	+	72.8

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

3. DETAILS OF SALES

Results for the second quarter

	Millions of yen
Sales by business unit	Three months ended June 30, 2022	Three months ended June 30, 2021	Change(%)
Printing	567,536	489,641	+	15.9
Imaging	200,897	169,847	+	18.3
Medical	118,231	111,777	+	5.8
Industrial and Others	143,692	138,065	+	4.1
Eliminations	(31,557)	(27,397)		-

Total	998,799	881,933	+	13.3

	Millions of yen
Sales by region	Three months ended June 30, 2022	Three months ended June 30, 2021	Change(%)
Japan	205,927	191,310	+	7.6
Overseas:
Americas	329,770	247,330	+	33.3
Europe	250,988	235,526	+	6.6
Asia and Oceania	212,114	207,767	+	2.1

	792,872	690,623	+	14.8

Total	998,799	881,933	+	13.3

Results for the first half
	Millions of yen
Sales by business unit	Six months ended June 30, 2022	Six months ended June 30, 2021	Change(%)
Printing	1,072,314	958,996	+	11.8
Imaging	358,098	318,451	+	12.4
Medical	236,429	236,191	+	0.1
Industrial and Others	269,515	262,617	+	2.6
Eliminations	(58,207)	(51,671)		-

Total	1,878,149	1,724,584	+	8.9

	Millions of yen
Sales by region	Six months ended June 30, 2022	Six months ended June 30, 2021	Change(%)
Japan	426,485	415,578	+	2.6
Overseas:
Americas	582,440	465,688	+	25.1
Europe	468,668	446,515	+	5.0
Asia and Oceania	400,556	396,803	+	0.9

	1,451,664	1,309,006	+	10.9

Total	1,878,149	1,724,584	+	8.9

Notes:	1. The primary products included in each of the segments are as follows:
Printing Business Unit :

Office multifunction devices (MFDs) / Document solutions / Laser multifunction printers (MFPs) /

Laser printers / Inkjet printers / Image scanners / Calculators / Digital continuous feed presses /

Digital sheet-fed presses / Large format printers

Imaging Business Unit :

Interchangeable-lens digital cameras / Interchangeable lenses / Digital compact cameras / Compact photo printers /

Network cameras / Video management software / Video content analytics software /

Digital camcorders / Digital cinema cameras / Broadcast equipment /Multimedia projectors

Medical Business Unit :

Computed tomography (CT) systems / Diagnostic ultrasound systems / Diagnostic X-ray systems /

Magnetic resonance imaging (MRI) systems / Clinical chemistry analyzers / Digital radiography systems / Ophthalmic equipment

Industrial and Others Business Unit :

Semiconductor lithography equipment / FPD (Flat panel display) lithography equipment / OLED Display Manufacturing Equipment / Vacuum thin-film deposition equipment / Die bonders / Handy terminals / Document scanners

2. The principal countries and regions included in each regional category are as follows:

Americas: United States of America, Canada, Latin America

Europe: United Kingdom, Germany, France, Netherlands, European countries, Middle East and Africa

Asia and Oceania: China, Asian countries, Australia

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

4. CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen
	Six months ended June 30, 2022	Six months ended June 30, 2021
Cash flows from operating activities:
Consolidated net income	112,758	113,088
Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Depreciation and amortization	111,102	106,974
(Gain) loss on disposal of fixed assets	(12,594)	3,825
Deferred income taxes	(4,023)	(3,724)
Decrease in trade receivables	5,356	69,573
Increase in inventories	(81,678)	(7,391)
Increase in trade payables	52,265	18,898
(Decrease) increase in accrued income taxes	(15,474)	23,243
Decrease in accrued expenses	(13,769)	(18,106)
Decrease in accrued pension and severance cost	(19,959)	(25,884)
Other, net	(5,405)	(7,891)

Net cash provided by operating activities	128,579	272,605
Cash flows from investing activities:
Purchases of fixed assets	(87,649)	(81,940)
Proceeds from sale of fixed assets	14,197	991
Proceeds from maturity of held to maturity securities	2,151	-
Purchases of securities	(10,774)	(1,279)
Proceeds from sale and maturity of securities	1,628	201
Acquisitions of businesses, net of cash acquired	(3,258)	-
Other, net	310	1,634

Net cash used in investing activities	(83,395)	(80,393)
Cash flows from financing activities:
Repayments of long-term debt	(914)	(46,100)
Increase (decrease) in short-term loans related to financial services, net	1,000	(1,100)
Increase (decrease) in other short-term loans, net	87,859	(69)
Dividends paid	(57,517)	(41,831)
Repurchases and reissuance of treasury stock, net	(50,008)	(10)
Other, net	(2,929)	(605)

Net cash used in financing activities	(22,509)	(89,715)
Effect of exchange rate changes on cash and cash equivalents	30,252	13,384

Net change in cash and cash equivalents	52,927	115,881
Cash and cash equivalents at beginning of period	401,395	407,684

Cash and cash equivalents at end of period	454,322	523,565

*

Canon has changed the presentation of “Increase (decrease) in short-term loans related to financial services, net” and “Increase (decrease) in other short-term loans, net” separated from “Increase (decrease) in short-term loans, net” from the fourth quarter of 2021. To conform with the change in the presentation, consolidated statement of cash flows for the six months ended June 30, 2021 also has been reclassified.

CANON INC. AND SUBSIDIARIES

CONSOLIDATED

5. NOTE FOR GOING CONCERN ASSUMPTION

Not applicable.

6. SIGNIFICANT CHANGES IN CANON INC. SHAREHOLDERS’ EQUITY

None.

7. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Canon’s consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles.

8. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

SUBSEQUENT EVENT

On July 15, 2022, Canon borrowed ¥60 billion under its existing overdraft facilities with Mizuho Bank, Ltd. and MUFG Bank, Ltd. for required operating funds. The overdraft facilities bear interest at a rate equal to a base rate plus a spread.